uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C. 213 SECTION

Our reference # 091-14/12683

Date October 3, 2006

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. September 8, 2006 – October 2, 2006

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. September 8, 2006 – October 2, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

06017474

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Enclosures:

1. Information on corporate actions dd. September 8, 2006 (removal of Bonds 03 series from the list of MICEX).
2. Information on corporate actions dd. September 12, 2006 (new license_cable-casting).
3. Information on corporate actions dd. September 19, 2006 (first coupon payment on bonds of 07 series).
4. Information on corporate actions dd. September 25, 2006 (Decision of the Board of Directors).
5. Information on corporate actions dd. September 26, 2006 (EGM results).
6. Information on corporate actions dd. October 2, 2006 (fixed income and redemption of bonds 2-4 series).

dw 10/18

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 8, 2006

On September 8, 2006, due to the expiration of term to maturity, the bond issue of 03 series was removed from the list of ZAO "Moscow Inter-bank Currency Exchange" (MICEX).

Characteristics of the securities: **non-convertible interest-bearing documentary bearer bonds of 03 series with obligatory centralized custody (state registration number 4-06-00175-A dd. June 24, 2003).**

The list designation: **non-listed securities (admitted to trading without listing procedure).**

The date on which the notification on removal was received from MICEX: **September 8, 2006.**

The reason for the removal: **the bond issue of 03 series was removed from the stock-exchange list due to the expiration of the term to maturity.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 12, 2006

On September 12, 2006 OJSC Uralsvyazinform obtained a written notice on a new license issued for its services.

License type: license for rendering cable-casting telecommunication services.

Number, date of issuing the license, and State authority that issued the license:
№ 43985 dd. August 30, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the Licensing authority notice.

The date on which a decision of the Licensing authority on issuing the present license entered into force: August 30, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 19, 2006

Uralsvyazinform effected the first coupon payment on monetary bond issue of 07 series.

On September 19, 2006 Uralsvyazinform effected the first coupon payment on monetary bond issue of 07 series.

The category of bonds: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-10-00175-A dd. November 3, 2005.

The procedure of coupon rate determination was defined in the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol # 7 dd. September 29, 2005).

The first coupon rate has been approved by the Company's General Director in the amount of 8.40 per cent per annum (Order # 282 dd. March 21, 2006).

Total amount of out-paid interest made up RUR 125,640 thousand.

The out-paid interest per one bond with par value of RUR 1,000 made up RUR 41.88.

The mode of payment: non-cash settlement in Russian Federation currency.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 25, 2006

On September 25, 2006 Uralsvyazinform's Board of Directors adopted the decision:

"To approve a related party transaction, namely: Additional agreement # 4 dated ________ 2006, to the underlying Agreement # Д-01/03 dated August 1, 2003 concerning Company's share dividend distribution, concluded between OJSC Uralsvyazinform and OJSC 'Objedinyonnaya registratsionnaya kompaniya' (ORK) subject to the following essential conditions:

- Subject matter of the transaction: introduction of alterations to the underlying Agreement # Д-01/03 dated August 1, 2003.
- OJSC Uralsvyazinform (the Issuer) orders, and OJSC ORK (the Registrar) undertakes to render services on arrangement and implementation of dividend distribution among the persons included in the list of persons entitled to receive dividends on owned Issuer's shares, in accordance with the Order of dividend payments and Timing of dividend payments provided by the Issuer.
- The order, mode of dividend payment as well as the categories of persons who receive dividends, and order of interaction of the Registrar and the Issuer are governed by the Order of dividend payments (annex #4 to the Agreement).
- Term of the agreement: Additional agreement shall come into effect upon signature thereof and shall be qualified as an open-ended agreement. The additional agreement shall have an effect on the Parties' intercourse that arises since August 1, 2006."

The date and number of the Board of Directors' session Protocol where the aforementioned decision was adopted: **Protocol # 8, dated September 25, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 26, 2006

On September 26, 2006 the Extraordinary General Shareholders Meeting of Uralsvyazinform, OJSC took place.

The form of the meeting: **simultaneous attendance of the shareholders, blank ballots having been delivered prior to the date of the EGM.**

Date and place of the EGM: **September 26, 2006; Krasnopresnenskaya Embankment 12, Moscow (World Trade Center, building 2, entrance 7).**

The EGM quorum: **74.95 per cent of the voting shares; the quorum is reached.**

Items put to the voting in accordance with the Agenda and results of the voting:

Item 1. ***Early termination of powers of the Company's Board of Directors.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the EGM on the matter of the present item
FOR	22 559 898 892	92,91%
AGAINST	338 381 368	1,39%
ABSTAIN	46 549 054	0,19%

Item 2. ***Election of the Board of Directors members.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the EGM on the matter of the present item
FOR	266 727 914 321	99,86%
AGAINST ALL CANDIDATES	0	0,00%
ABSTAIN	291 124 185	0,11%

№	Name of the candidate	Number of votes FOR
1	Boris D. Antonyuk	24 770 169 795
2	Evgeniy A. Chechelnitsky	24 339 578 381
3	Yuri A. Bilibin	23 880 611 176
4	Anatoly Y. Ufimkin	23 859 763 160
5	Alla B. Grigorieva	23 141 336 257
6	Olga G. Korolyova	23 138 517 372
7	Juliana Y. Sokolenko	23 136 816 843
8	Evgeniy P. Yenin	22 872 548 316
9	Vladimir A. Statyin	22 559 901 194
10	Vladimir V. Dudchenko	21 708 943 881
11	Victor F. Basargin	20 483 569 800
12	Anatoly A. Gavrilenko	11 997 495 791
13	Igor V. Belikov	105 248 937
14	Konstantin V. Belyaev	10 814 116

15	Stanislav P. Avdiyants		10 776 698
16	Vladislav V. Brylkov		8 564 895
17	Sergei V. Chernogorodsky		7 535 811
18	Dmitry Y. Tushunov		7 504 408
19	Natalia V. Loginova		6 437 866
20	Igor V. Mustyatsa		5 097 098
21	Mikhail V. Batmanov		4 826 516
22	Andrei A. Kokin		4 798 771
23	Sergey S. Konkov		4 792 281

Item 3. ***Setting the amount of the annual remuneration paid to the Board of Directors members.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the EGM on the matter of the present item
FOR	20 998 735 680	86,48%
AGAINST	1 863 646 952	7,67%
ABSTAIN	96 153 635	0,40%

Decisions adopted by the EGM:

Item 1. **Ahead of time to terminate the powers of the Board of Directors that was elected at the Annual General Shareholders Meeting on June 22, 2006.**

Item 2. **To elect the members of the Board of Directors as below:**

1. **Boris D. Antonyuk**
2. **Evgeniy A. Chechelnitsky**
3. **Yuri A. Bilibin**
4. **Anatoly Y. Ufimkin**
5. **Alla B. Grigorieva**
6. **Olga G. Korolyova**
7. **Juliana Y. Sokolenko**
8. **Evgeniy P. Yenin**
9. **Vladimir A. Statyin**
10. **Vladimir V. Dudchenko**
11. **Victor F. Basargin**

Item 3. **To set the annual remuneration paid to the Board of Directors members elected at the Extraordinary General Shareholders Meeting on September 26, 2006 in the amount equal to that defined for the Board of Directors members elected at the Annual General Shareholders Meeting on June 22, 2006. The said remuneration shall be paid to the Board of Directors members elected both at the annual and at the extraordinary general shareholders meetings proportionally to the actual period of their duty as the Board of Directors members.**

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 2, 2006

On October 2, 2006 Uralsvyazinform effected the payoff of fixed income on bonds issue of 2-Ч series and redeemed the bonds of 2-Ч series at the nominal value.

The category, type, and series of bonds: non-documentary registered bonds of 2-Ч series.

The state registration number of the Bond issue and the date of its state registration: 4-79-00175-A dd. June 10, 2002.

The state body that performed the Bond issue registration: Federal Commission for the Securities Market.

Amount of income on bonds of 2-Ч series was determined by the Bonds Resolution approved by Uralsvyazinform Board of Directors (Protocol # 18, dd. January 29, 2002).

The out-paid fixed income per bond made up RUR 2.00.
The total fixed income repaid amounted to RUR 734.00.

The par value of each bond made up RUR 2,000.
The overall par value of the bond issue redeemed totaled RUR 734,000.

The mode of fixed income repay on bonds of 2-Ч series:

- in cash form from the till of the Issuer;
- non-cash settlement (bank transfer).

The bonds were redeemed in the Russian Federation currency.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@od.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/12683

Date October 3, 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. September 8, 2006 – October 2, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. September 8, 2006 – October 2, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. September 8, 2006 (removal of Bonds 03 series from the list of MICEX).
2. Information on corporate actions dd. September 12, 2006 (new license_cable-casting).
3. Information on corporate actions dd. September 19, 2006 (first coupon payment on bonds of 07 series).
4. Information on corporate actions dd. September 25, 2006 (Decision of the Board of Directors).
5. Information on corporate actions dd. September 26, 2006 (EGM results).
6. Information on corporate actions dd. October 2, 2006 (fixed income and redemption of bonds 2-Ч series).